Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Year Ended
December 31, 2020

Tel-Aviv, Israel, March 25, 2021 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the publication in Israel of financial statements for the year ended December 31, 2020 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4% through its indirect 50% ownership of U. Dori Energy Infrastructures Ltd. (“Dori Energy”).

On March 24, 2021, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Dori Energy, which, in turn, holds 18.75% of Dorad, published its annual report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the annual report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the year ended December 31, 2020 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period, which are currently expected to be published on or about March 31, 2021 and will include the financial statements of Dorad in its annual report on Form 20-F for the year ended December 31, 2020.  In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s revenues for the year ended December 31, 2020 - approximately NIS 2,407 million.

•	Dorad’s operating profit for the year ended December 31, 2020 - approximately NIS 283 million.

Dorad’s financial statements for the year ended December 31, 2020 note that following the outbreak of the coronavirus (COVID-19) in China in December 2019, and the spreading of the coronavirus to many other countries in early 2020, there has been a decline in economic activity in many regions of the world, as well as in Israel. The spreading of the coronavirus caused, among other things, a disruption in the supply chain, a decrease in global transport volume, traffic and employment restrictions declared by the Israeli government and other governments around the world, as well as declines in the value of financial assets and commodities in markets in Israel and around the world. Dorad notes that it is operating in accordance with the guidelines of the Israeli Ministries of Energy and Health on dealing with the coronavirus crisis, including preparations of the operation and maintenance employees of the power plant and shift work as required. Dorad’s financial statements further note that in light of the crisis, there is a certain decrease in the electricity consumption of various customers, and there is also a certain decrease in the demand of the Israel Electric Company and such reduction has not resulted in a material effect at this time. Dorad notes that it is continuously examining its potential methods of action in the event of a material decline in its income as a result of the spread of the coronavirus.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Due to various reasons, including the effects of the spread of COVID-19 and the economic impact of such spread and of actions taken by governments and authorities, the results included herein may not be indicative of full year results in the future.

A translation of the financial results for Dorad as of December 31, 2019 and 2020 and as of and for the years ended December 31, 2018, 2019 and 2020 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas and the impact of the coronavirus pandemic on Dorad’s operations and projects, including in connection with reductions in the consumption of electricity by Dorad’s customers and the Israeli Electricity Company, delays in supply of gas, steps taken by Israeli authorities, regulatory changes, changes in the supply and prices of resources required for the operation of the Dorad’s facilities (and in the price of oil and electricity, and technical and other disruptions in the operation of Dorad), in addition to other risks and uncertainties associated with the Company’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: HilaI@ellomay.com

Dorad Energy Ltd.
Statements of Financial Position

	December 31	December 31
	2020	2019
	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	247,079	266,021
Trade receivables	297,719	292,759
Other receivables	21,401	22,685
Total current assets	566,199	581,465

Non-current assets
Restricted deposit	433,265	438,032
Prepaid expenses	35,230	37,225
Fixed assets	3,526,839	3,698,716
Intangible assets	5,402	2,247
Right of use assets	60,113	64,161
Total non-current assets	4,060,849	4,240,381

Total assets	4,627,048	4,821,846

Current liabilities
Current maturities of loans from banks	242,098	231,380
Current maturities of lease liabilities	4,535	4,551
Trade payables	309,380	288,127
Other payables	3,808	10,509
Financial derivatives	2,993	-
Total current liabilities	562,814	534,567

Non-current liabilities
Loans from banks	2,561,302	2,803,975
Long-term lease liabilities	50,858	54,052
Provision for dismantling and restoration	50,000	36,102
Deferred tax liabilities, net	200,298	170,676
Liabilities for employee benefits, net	160	160
Total non-current liabilities	2,862,618	3,064,965

Equity
Share capital	11	11
Share premium	642,199	642,199
Capital reserve for activities with controlling shareholders	3,748	3,748
Retained earnings	555,658	576,356

Total equity	1,201,616	1,222,314

Total liabilities and equity	4,627,048	4,821,846

Dorad Energy Ltd.
Statements of Profit or Loss

	2020	2019	2018
	NIS thousands	NIS thousands	NIS thousands
Revenues	2,407,221	2,700,766	2,628,607

Operating costs of the power plant
Energy costs	522,110	708,662	687,431
Electricity purchase and infrastructure services	1,185,225	1,208,223	1,194,948
Depreciation and amortization	237,575	214,248	217,795
Other operating costs	155,368	151,116	136,705

Total cost of power plant	2,100,278	2,282,249	2,236,879

Profit from operating the power plant	306,943	418,517	391,728

General and administrative expenses	24,926	20,676	20,740
Other incomes	1,279	-	-

Operating profit	283,296	397,841	370,988

Financing income	3,056	4,237	24,650
Financing expenses	157,428	192,881	227,988

Financing expenses, net	154,372	188,644	203,338

Profit before taxes on income	128,924	209,197	167,650

Taxes on income	29,622	47,873	33,505

Profit for the year	99,302	161,324	134,145

Dorad Energy Ltd.
Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for activities with controlling shareholders	Retained earnings	Total equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2020

Balance as at January 1, 2020	11	642,199	3,748	576,356	1,222,314

Dividend to the Company’s shareholders	-	-	-	(120,000)	(120,000)
Profit for the year	-	-	-	99,302	99,302

Balance as at December 31, 2020	11	642,199	3,748	555,658	1,201,616
For the year ended December 31, 2019

Balance as at January 1, 2019	11	642,199	3,748	415,032	1,060,990

Profit for the year	-	-	-	161,324	161,324

Balance as at December 31, 2019	11	642,199	3,748	576,356	1,222,314
For the year ended December 31, 2018

Balance as at January 1, 2018	11	642,199	3,748	280,887	926,845

Profit for the year	-	-	-	134,145	134,145

Balance as at December 31, 2018	11	642,199	3,748	415,032	1,060,990

Dorad Energy Ltd.
Statements of Cash Flows

	2020	2019	2018
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit for the year	99,302	161,324	134,145
Adjustments:
Depreciation, amortization and fuel consumption	241,288	239,323	223,028
Taxes on income	29,622	47,873	33,505
Financing expenses, net	154,372	188,644	203,338
	425,282	475,840	459,871

Change in trade receivables	(4,959)	5,238	32,536
Change in other receivables	1,284	25,394	6,119
Change in trade payables	16,627	(57,719)	(81,273)
Change in other payables	(6,700)	4,543	304
	6,252	(22,544)	(42,314)

Net cash provided by operating activities	530,836	614,620	551,702

Cash flows from investing activities:
Proceeds from (payment for) settlement of financial derivatives	(4,318)	(4,551)	9,957
Insurance proceeds in respect of damage to fixed asset	-	8,336	20,619
Investment in long-term restricted deposits	(6,000)	(14,000)	(12,158)
Investment in fixed assets	(48,309)	(60,476)	(79,855)
Investment in intangible assets	(4,738)	(939)	(222)
Interest received	3,046	4,213	3,497

Net cash used in investing activities	(60,319)	(67,417)	(58,162)

Cash flows from financing activities:
Repayment of lease liability principal	(4,523)	(8,513)	-
Repayment of loans from related parties	-	(17,704)	(160,326)
Repayment of loans from banks	(195,359)	(189,893)	(181,970)
Dividends and exchange rate paid	(123,739)	-	-
Interest paid	(170,003)	(182,435)	(220,765)

Net cash used in financing activities	(493,624)	(398,545)	(563,061)

Net increase (decrease) in cash and cash equivalents	(23,107)	148,658	(69,521)

Effect of exchange rate fluctuations on cash and
cash equivalents	4,165	143	2,559
Cash and cash equivalents at beginning of year	266,021	117,220	184,182

Cash and cash equivalents at end of year	247,079	266,021	117,220